Kohnen+Patton LLP
Attorneys at Law

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Telephone: 513/381-0656
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June 3, 2009

VIA FACSIMILE

John L. Krug, Esq.
Senior Counsel, Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Clacendix, Inc.
Preliminary Information Statement
(File No. 000-13117), filed May 21, 2009

Dear Mr. Krug:

On behalf of Clacendix, Inc. a Delaware corporation, and in response to the Comment No. 1 received from the staff of the SEC by letter, dated May 29, 2009, we are submitting in advance of our formal response letter our proposed expanded discussion pursuant to Item 10 of Schedule 14A regarding the issuances made under the 2009 Incentive Compensation Plan. We seek to address the staff's comment efficiently and effectively, and we ask if you can give us initial guidance as to whether you believe the proposed addition to Proposal 2 would be acceptable to the staff and would adequately address the staff's concerns in Comment No. 1.

In addition, we note that we propose to update the record date, stockholder consent date and Security Ownership of Certain Beneficial Owners and Management disclosure to June 4, 2009 as well as correct as indicated our disclosure in the section entitled Section 16(a) Beneficial Ownership Reporting Compliance.

Our hope is to file a Definitive Information Statement with language that adequately addresses the staff's concerns in Comment No. 1 as quickly as possible, and we hope this advanced read by the staff may facilitate that goal as well as ensure that we provide adequate disclosure. Please contact me (513-381-0656) or Constantine Potamianos (212-692-5520) to discuss. We thank you in advance.

Very truly yours,

Mark Zummo

Enclosures

346017

We will add the following new sub-section at the end of Stockholder Proposal No. 2:

Stock Options Issued under the Plan

Stock options to purchase up to 29,686,000 shares of common have been awarded under the Plan as of June 4, 2009, subject to stockholders' ratification of the Plan.

The purpose of the Plan is to assist us in attracting, motivating, retaining and rewarding high-quality executives and other employees, officers, directors, consultants and other persons who provide services to us. Following our share exchange transaction, we want to ensure that we are able to retain the services of a number of our new and existing executives, employees, directors and service providers, especially in light of the fact that we have not entered into formal employment agreements with any of them at this time. We believe that the best way to achieve this goal is by issuing to them stock options under the Plan that vest over a period so that they are incented to stay with the company as we develop our new operating business. With the exception of the stock options that were issued to our two pre-share exchange officers and directors (Norman E. Corn and Patrick E. Delaney), the remainder of the stock options granted vest in equal increments on the first, second and third anniversaries of the grant date. One-half of the stock options that were issued to Messrs. Corn and Delaney vest effective on the grant date, and the remainder of the stock options granted vest in increments beginning on the first anniversary of the grant date.

The following table details the stock options that have been awarded under the Plan as of June 4, 2009, subject to stockholders' ratification of the Plan:

2009 Incentive Compensation Plan

Name and Position	Dollar Value ($)	Number of Units (1)
Lalit Dhadphale, President and Chief Executive Officer	237,021	5,000,000 (2)
Wayne A. Corona, Secretary and Director	248,032	5,000,000 (3)
Patrick E. Delaney, Chief Financial Officer and Treasurer	83,696	4,218,000 (4)
All Executive Officers as a Group	568,749	14,218,000
Norman E. Corn, Director (non-executive director and former Chief Executive Officer)	83,696	4,218,000 (4)
All Non-Executive Directors as a Group	83,696	4,218,000
All Non-Executive Officers and Employees as a Group	114,614	2,250,000 (3)

All Others as a Group	446,458	9,000,000 (3)
Total	1,210,517	29,686,000

(1) All awards are in the form of stock options to purchase the indicated number of shares of common stock.

(2) Granted with an exercise price of $0.11 per share.

(3) Granted with an exercise price of $0.10 per share.

(4) Granted with an exercise price of $0.04 per share.

In addition, we will amend our disclosure in the section entitled Section 16(a) Beneficial Ownership Reporting Compliance as follows:

Section 16(a) of the Securities Exchange Act requires our directors, executive officers and persons who own more than 10% of a registered class of our equity securities, file with the SEC initial reports of ownership and reports of changes in ownership of our equity securities. Officers, directors and greater than 10% stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Each of Stephen Deixler, Frank S. Russo (a former director of our company) and Philip Levine (a former director of our company) failed to file a Form 4 with respect to the grant to each such director of options to purchase 1,500 shares of common stock on March 25, 2008.

Each of Messrs. Deixler, Russo and Levine failed to file a Form 4 with respect to the grant to each such director of options to purchase 14,500 shares of common stock on May 19, 2008.

Each of Messrs. Deixler, Russo and Levine failed to file a Form 4 with respect to the grant to each such director of options to purchase 1,500 shares of common stock on August 11, 2008.

Each of Messrs. Deixler and Russo failed to file four Form 4s with respect to grants to each such director of options to purchase 1,500 shares of common stock, on each of November 11, 2008, December 4, 2008, December 15, 2008 and December 30, 2008, as compensation for attendance at various board meetings.